NAME OF REGISTRANT:
Templeton Global Opportunities Trust
File No. 811-05914


EXHIBIT ITEM No. 77(d): Policies With Respect to Security Investment


At the December 7, 2004 meeting of the Board of Trustees (the "Board") of Templeton Global Opportunities Trust, the Board approved certain changes to the
Fund's  non-fundamental  investment  policies.   These changes, which  became
effective on May 1, 2005, included: (i) updating certain non-fundamental investment policies so that they conform with recent changes to the Investment Company Act of 1940, as amended; and (ii) eliminating certain non-fundamental investment policies that are no longer required by law.